[redacted]

11018434

SECURIT ... SSION
Washington, D.C. 20549

CM

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RECEIVED
MAR 01 2011
SEC MAIL PROCESSING SECTION
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~53627~~ 66338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN REAL ESTATE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 – 110TH AVENUE NE, SUITE 550
(No. and Street)

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON WOOD 1-800-635-0315
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, JON WOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN REAL ESTATE SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C. MIKACENIC
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
07-26-11

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

OATH OR AFFIRMATION

I, JON WOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN REAL ESTATE SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of American Real Estate Securities, Inc. as of December 31, 2010, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, on January 4, 2011, the Board of Directors decided to close American Real Estate Securities, Inc. effective December 31, 2010. The financial statements referred to above are not presented on the liquidation basis of accounting, as the effects of the financial statements being presented using accounting principles generally accepted in the United States are not significantly different from being presented on the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Real Estate Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 28, 2011

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	7,299
Accounts receivable - related parties		27,620
Prepaid expenses and deposits		5,331
Leasehold improvements, furniture and equipment, at cost, net of accumulated depreciation of $256,829		4,474
	$	44,724

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	680
Accrued expenses		1,018
Total liabilities		1,698
Stockholders' equity		
Common stock, no par value, 30,000 shares authorized, 100 shares issued and outstanding		12,000
Additional paid-in capital		573,000
Retained deficit		(541,974)
Total stockholders' equity		43,026
	$	44,724

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2010

Revenues	$	-
Expenses		
Bad debt expense		104,133
Rent		48,861
Professional fees		23,285
Depreciation		15,660
Wages		15,025
Insurance		13,458
Regulatory fees		6,981
Equipment lease		3,831
Telephone		2,775
Office expense		2,319
Payroll taxes and benefits		1,584
Licenses and permits		60
Travel and entertainment		16
		237,988
Net loss	**$**	**(237,988)**

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2009	100	$ 12,000	$ 431,000	$ (303,986)	$ 139,014
Capital Contributions			142,000		142,000
Net loss				(237,988)	(237,988)
Balance, December 31, 2010	100	$ 12,000	$ 573,000	$ (541,974)	$ 43,026

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(237,988)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation		15,660
Increase in allowance for bad debts		104,134
Change in operating assets and liabilities		
Accounts receivable - related parties		(27,467)
Prepaid expenses and deposits		127
Accounts payable		(402)
Accrued expenses		(5,715)
Net cash flows from operating activities		(151,651)
Cash Flows from Financing Activity		
Capital contributions from stockholders		142,000
Decrease in Cash		**(9,651)**
Cash, beginning of year		16,950
Cash, end of year	$	7,299

See Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Organization

American Real Estate Securities, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company primarily deals with Internal Revenue Code Section 1031 fractional interest investment programs that own commercial and multi-family real estate projects.

All Company revenue is generated by private placements by an affiliated Company. The private placements to date have been for rental apartment complexes developed in the western part of the United States and are developed and managed by other affiliated companies. Generally, the investors in the private placements are entities and individuals who have sold existing real estate and are seeking to reinvest the proceeds on a tax-deferred basis in other real estate within the statutory guidelines of Internal Revenue Code Section 1031. The Company did not have any income during 2010.

The Company is owned by two stockholders and related to several other companies in the real estate development and investment industry owned by the same owners.

Subsequent to year-end, on January 4, 2011, the Board of Directors decided to close the Company and filed a withdrawal from a broker-dealer registration with FINRA, effective December 31, 2010. The financial statements are not presented on the liquidation basis of accounting, as the effects of the Company's financial statements being presented using accounting principles generally accepted in the United States are not significantly different from being presented on the liquidation basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

Cash consists of cash deposits with a financial institution. The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. On occasion, the Company has deposits in excess of federally insured limits.

Leasehold Improvements, Furniture, and Equipment

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation of furniture and equipment is provided using an accelerated method or the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholders in computing their individual tax liabilities. The Company generally makes distributions to the stockholders to pay the liabilities arising from this election. Tax years that remain subject to examination by federal authorities are the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2. Related Party Transactions

The Company shares certain expenses, such as payroll services and rent expense, with affiliated companies. These expenses are paid to the affiliated companies each month. The amounts paid to the affiliated companies for these expenses were not significant during 2010.

The Company also may share certain employees with affiliated companies. However, the services provided by these employees are minimal and no payments were made for the services provided by or to the affiliated companies during 2010.

The Company leases its office space under an operating lease from an affiliated company which has a non-cancellable lease with an unrelated landlord. The lease expired on January 31, 2011. The Company pays monthly lease payments directly to the landlord for its approximate percentage of the square footage used. Future minimum payments required under the lease in January 2011 was $5,000. During the year ended December 31, 2010, total rent expense paid amounted to $48,861.

During 2010, the Company allowed for commission advances of $104,133 previously made to a former employee as the Company does not believe that the amount is collectible.

The Company also had accounts receivable from the Company's stockholders for legal fees associated with the case discussed in Note 3. As discussed in Note 3, the Company stockholders agreed to reimburse the Company for all legal expenses related to the case. The amounts due from the Company's stockholders are included in Accounts receivable – related parties.

Note 3. Contingencies

During 2010, three former customers of the Company brought claims against the Company. These cases are expected to be resolved through the FINRA arbitration process. Management strongly believe that these cases have no merit and intend to rigorously defend them. The Company's stockholders are personally assuming the obligation for any legal fees associated with these cases and will not ask for any reimbursements. Therefore, the Company believes that these claims will not have any material adverse impact on the Company's financial statements.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2010, the required minimum net capital was $5,000. The Company had computed net capital of $5,600 at December 31, 2010, which was in excess of the required net capital level by $600. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

SUPPLEMENTARY INFORMATION

AMERICAN REAL ESTATE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010

COMPUTATION OF NET CAPITAL

Stockholders' equity	$	43,026
Deductions		
Accounts receivable - related parties		27,620
Prepaid expenses and deposits		5,331
Leasehold improvements, furniture, and equipment		4,474
Rounding		1
		37,426
Net capital		5,600
Minimum net capital		5,000
Excess net capital	$	600

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	680
Accrued expenses		1,018
Total aggregate indebtedness	$	1,698

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		30%
Ratio of aggregate indebtedness to net capital		0.30 to 1

American Real Estate Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

AMERICAN REAL ESTATE SECURITIES, INC.

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2010

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 5,600

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of American Real Estate Securities, Inc. ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 28, 2011

AMERICAN REAL ESTATE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

C O N T E N T S